FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, September 19, 2003

PRESS RELEASE

SUEZ SELLS BELGIAN CABLE OPERATOR CODITEL TO ALTICE ONE GROUP

SUEZ and Sofinim, a specialist private equity subsidiary of Ackermans & Van Haaren, today signed a draft agreement with the ALTICE One group to sell their participations (79.46% and 20.54% respectively) in Coditel Brabant SA.

This sale is in line with Group strategy of concentrating on its energy and environment businesses.

The operation is subject to various customary conditions precedent.

Coditel is the main cable operator in the Brussels-Capital region and in the city of Luxembourg. Coditel also designs, builds and maintains fibre optic networks across Belgium and the Grand Duchy of Luxembourg in partnerships with international telecommunications operators. A platform of digital services also offers customers high-speed Internet connectivity in addition to cable TV. Coditel has 215 employees.

SUEZ, a worldwide industrial and services Group, active in sustainable development, provides companies, municipalities, and individuals innovative solutions in Energy—electricity and gas—and the Environment—water and waste services. In 2002, SUEZ generated revenues of EUR 40.218 billion (excluding energy trading). SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

For Belgium:

Guy Dellicour:     00 322 507 02 77

For France:
Press contacts:	Financial analyst contact:
Catherine Guillon: 01 40 06 67 15	Arnaud Erbin: 01 40 06 64 89
Eléonore de Larboust: 01 40 06 17 53

This press release is also available on the Internet: http://www.suez.com

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives, such as debt reimbursement maturities, operational profitability resulting in cost reductions level of investments and the impact of the Action Plan and the results. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des Opérations de Bourse. The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : September 22, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary